SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)


                            eLEC COMMUNICATIONS CORP.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   284739 10 9
                                  ------------
                                 (CUSIP Number)

                                  March 8, 2004
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      {_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

CUSIP NO. 284739 10 9               SCHEDULE 13G              Page 2 of 5 Pages


1.   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul H. Riss
     ---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                      (b) |_|


3.   SEC USE ONLY
     ------------

     ---------------------------------------------------------------------------


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
     ---------------------------------------------------------------------------

NUMBER OF                           5.   SOLE VOTING POWER         815,310
SHARES                                                    ----------------------
BENEFICIALLY
OWNED BY                            6.   SHARED VOTING POWER
EACH                                     -                  --------------------
REPORTING
PERSON WITH                         7.   SOLE DISPOSITIVE POWER    815,310
                                                               -----------------

                                    8.   SHARED DISPOSITIVE POWER
                                                                 ---------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     815,310
     ---------------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                         |_|


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.0%
     ---------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON

     IN
     ---------------------------------------------------------------------------

CUSIP NO. 284739 10 9               SCHEDULE 13G              Page 3 of 5 Pages



Item 1(a).    Name of Issuer:
              --------------

              eLEC Communications Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              75 South Broadway, Suite 302, White Plains, New York 10601

Item 2(a).    Name of Person Filing:
              ---------------------

              Paul H. Riss

Item 2(b).    Address of Principal Business Office:
              ------------------------------------

              75 South Broadway, Suite 302, White Plains, New York  10601

Item 2(c).    Citizenship:
              -----------

              U.S.A.

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.10 per share

Item 2(e).    CUSIP Number:
              ------------

              284739 10 9

Item 3.       Type of Reporting Person:
              -------------------------

              This Schedule is filed pursuant to Rule 13d-1(c).

Item 4.       Ownership.
              ---------

              (a)  Amount beneficially owned:

                   815,310  shares

              (b)  Percent of class:

                   5.0%

              (c)  Number of shares to which such person has:

                   (i)  Sole power to vote or direct vote:

                        815,310 shares

CUSIP NO. 284739 10 9               SCHEDULE 13G              Page 4 of 5 Pages

                   (ii) Shared power to vote or direct vote:

                        0 shares

                   (iii)Sole power to dispose or to direct the disposition of:

                        815,310 shares

                   (iv) Shared power to dispose or direct the disposition of:

                        0 shares

Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------
              or Control Person.
              ------------------

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company.
              -------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ---------------------------------------------------------

              Not applicable.

Item 9.       Notice of Dissolution of Group.
              -------------------------------

              Not applicable.

Item 10.      Certification.
              --------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 284739 10 9               SCHEDULE 13G              Page 5 of 5 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 11, 2004                                           /s/ Paul H. Riss
                                                               -----------------
                                                               Paul H. Riss